UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October, 2013

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Porton Down Science Park, Salisbury

Wiltshire, SP4 0JQ

United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Other Events

On October 2, 2013, GW Pharmaceuticals plc issued a press release announcing that data from new multiple sclerosis spasticity studies (clinical trial data, observational study data and registries data collection) is being presented today at the 29th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Copenhagen, Denmark.  The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1                        Press Release dated October 2, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Justin Gover
	Name:	Justin Gover
	Title:	Chief Executive Officer

Date: October 2, 2013

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